TUNGRAY TECHNOLOGIES INC.

#02-01, 31 Mandai Estate, Innovation Place Tower, 4, Singapore 729933

November 29, 2023

Mr. Kyle Wiley

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, NE

Washington, D.C., 20549

Re:	Tungray Technologies Inc.

Amendment No. 6 to Registration Statement on Form F-1

Filed November 8, 2023

File No. 333-270434

Dear Mr. Wiley:

This letter is in response to the letter dated November 16, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Tungray Technologies Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Financial Statements

Note 2. Summary of significant accounting policies

Prepayments, page F-10

General

1.	We note your response to comment 3 and revised disclosures. We also note your policy for prepayments discusses the aging of such balances and recording a provision for credit losses. Please tell us, and clarify your disclosure, how a policy regarding aging, allowances and credit losses is applicable to prepaid expenses, in particular to prepaid inventory costs and service fees. Also refer to the accounting guidance on which you relied for your policy.

Response:

In response to the Staff’s comment, the Company further reviewed the ASC 326 and realized that the prepayments are not within the scope of Financial Assets for measurement of credit loss under ASC 326. The Company also clarified its allowance policy on prepayments and has revised the disclosures on page F-10 and F-42 accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Jinhua (Anna) Wang, of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

[Signature Page Follows]

By:	/s/Wanjun Yao
Wanjun Yao
Chief Executive Officer

Anna Jinhua Wang, Esq.

Robinson & Cole LLP

[signature page to the SEC response letter]